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14047692

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 75

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHELBY CULLOM DAVIS & CO., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 Fifth Avenue, Suite 200
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren Rosanoff (212) 207-3500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2014
04 REGISTRATIONS BRANCH

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/21/14

OATH OR AFFIRMATION

I Warren Rosanoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shelby Cullom Davis & Co., L.P., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Anthony Frazia
Notary Public, State of New York
No. 01FR6038763
Qualified in Westchester County
Commission Expires March 20, 2018

2.20.14

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shelby Cullom Davis & Co., L.P.
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 665,865
Receivable from broker and dealer	2,429,069
Securities owned	
Marketable securities, at fair value	3,427,916,037
Investment partnership, at fair value	15,917,380
Dividends and interest receivable	130,008
Other assets	21,190
Total assets	**$ 3,447,079,549**
Liabilities and Partners' Capital	
Liabilities	
Accrued expenses and other liabilities	$ 353,118
Commitments	
Partners' capital	3,446,726,431
Total liabilities and partners' capital	**$ 3,447,079,549**

The accompanying notes are an integral part of this financial statement.

1. Organization

Shelby Cullom Davis & Co., L.P. (the "Company" and/or "Partnership") is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, trading primarily in equity securities. Proprietary and customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

The Partnership Agreement was last amended on May 14, 2013. Under the terms of the Partnership Agreement, the Partnership will terminate on December 31, 2035.

2. Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ materially from the estimates included in the financial statements.

Receivable from Broker and Dealer
Receivable from broker and dealer represents cash held in the Company's account at the clearing broker.

Securities Owned
Proprietary securities transactions are recorded on a trade date basis. Market value is generally based on quoted market prices. The investment partnership is a limited partnership, which is valued at the net asset value reported by the limited partnership.

Fair Value of Financial Instruments
Substantially all of the Company's assets and liabilities are carried at fair value or amounts that approximate fair value.

Revenue Recognition
Securities transactions, commission revenues, and the related clearing expenses are recorded on a trade-date basis.

Income Tax
As a partnership, the Company is not liable for federal or state income taxes. Partners are responsible to report separately their distributive share of Company income or loss to tax authorities. The Company is subject to the New York City Unincorporated Business Tax and did not incur an expense for the year ended December 31, 2013.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2013, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flow, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to federal, state and local income tax examinations by tax authorities for years before December 31, 2010.

3. Fair Value of Investments

The Company's financial assets and liabilities are carried at fair value or are carried at amounts which approximate fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories explained below:

Level 1:
Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at measurement date. Valuation adjustments are not applied to Level 1 securities. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment. In accordance with the accounting guidance for fair value measurements, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale could reasonably impact the quoted price.

Level 2:
Pricing inputs are other than quoted prices in active markets which include the closing bid price for unlisted marketable securities which are available in active or inactive markets for identical investments or liabilities, other direct or indirect observable inputs that can be corroborated by market data or the use of models or other valuation methodologies as of the reporting date. The Company relies on net asset values (or its equivalents) ("NAV") of certain equity method investment interests where the Partnership has the ability to redeem at the measurement date or within the near term without redemption restrictions.

Level 3:
Pricing inputs are unobservable for an asset or liability, including investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation. Certain investments valued using an NAV subject to current redemption restrictions that will not be lifted in the near term are included in this category.

The following are the major categories of assets measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of December 31, 2013.

Description	Classification	Total	Level 1	Level 2	Level 3
US Government Money Market Funds	Assets	$ 10,487,070	$ 10,487,070	$ -	$ -
Equity Securities (US Common Stocks)	Assets	582,882,109	582,882,109	-	-
Mutual Funds (US Equity Funds)	Assets	2,811,387,064	2,811,387,064	-	-
(International Equity Fund)	Assets	23,159,794	23,159,794	-	-
Investment Partnership	Assets	15,917,380	-	15,917,380	-
Total		$ 3,443,833,417	$ 3,427,916,037	$15,917,380	$ -

Approximately $2.8 billion is invested in money market and equity funds sponsored and managed by a related party. Marketable equity securities, other than encumbered securities at a bank, are held at the clearing broker.

The Company may at times maintain security positions which involve substantial amounts and significant exposure to individual issuers and businesses. Such security positions are continuously monitored by management.

The Company has entered into an agreement with its clearing broker whereby the Company and its customers may lend their fully-paid securities to the clearing broker secured by a letter of credit. At December 31, 2013, the Company had no outstanding securities under this agreement.

4. Employee Loan

The Company made a loan to an employee during 2010 at a rate of 5.00% interest per annum. The loan is payable in bi-weekly installments of $150. The loan matures on November 18, 2015. At December 31, 2013, the outstanding balance was approximately $5,100 and is included in other assets on the statement of financial condition.

5. Broker/Dealer and Line of Credit

The Company had a $200,000,000 line of credit facility with a bank that expired on January 31, 2014. Under this facility, the Company had the option of selecting interest rates based on money market rates quoted by the bank or the one-month LIBOR plus 0.85%. There was no outstanding facility balance at December 31, 2013.

The Company has a margin loan agreement with its clearing broker whereby borrowings bear interest at the Targeted Federal Funds rate plus 50 basis points or 125 basis points depending on the outstanding loan balance. The balance outstanding, relating to the margin loan agreement, at December 31, 2013, was $0.

6. Due to Affiliate

The Company has an arrangement with an affiliate to share certain personnel and administrative costs. For the year ended December 31, 2013, net allocation of such costs was approximately $283,000.

At December 31, 2013, amounts payable under this arrangement are approximately $22,000 and included in accrued expenses and other liabilities in the statement of financial condition.

7. Net Capital Requirements

The Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital under the alternative method, which states that a broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements (Securities and Exchange Commission Rule 15c3-3). At December 31, 2013, the Company had net capital as defined of $2,917,963,775, which exceeded its minimum requirement of $250,000 by $2,917,713,775.

The Company distributed capital to the partners of approximately $286 million. Included were appreciated securities valued at $77.5 million.

8. Commitments

The Company has a non-cancellable operating lease with an affiliate which expires March 31, 2014. This sublease agreement is subject to escalation based upon increases in operating expenses and real estate taxes. Future minimum rent payments are $48,333.

9. Financial Instruments with Off-Balance Sheet Credit Risk

The Company completes credit evaluations of all customers.

The Company, as an introducing broker, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all of the accounts of such customers. This activity may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

The Company utilizes the services of a clearing broker for the settlement of proprietary transactions. These transactions may expose the Company to off-balance-sheet risk in the event that the clearing broker is unable to fulfill its obligations.

Balances at its clearing broker are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC"). Net equity positions at the clearing broker in excess of SIPC limits are protected by additional coverage of $1 billion maintained by the clearing broker.

From time to time, the Company maintains cash at a bank in excess of FDIC insured limits, and is exposed to the credit risk resulting from this concentration.

10. Defined Contribution Plans

The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all employees, and provides for participants to defer salary, up to statutory limitations. The Company makes discretionary matching contributions equal to 100% of eligible employees' pre-tax contributions up to 5% of total compensation not to exceed the statutory limitation. The matching contribution for the year ended December 31, 2013 was approximately $48,000.

The Company also sponsors a defined contribution profit sharing plan, which covers all employees who were employed on the last day of the plan year or who terminated employment during the plan year but worked at least 501 hours during the plan year. The Company, at its discretion, may make profit sharing contributions, which will be allocated among all eligible employees whether or not they make elective deferrals. The Company has elected to contribute 3% of compensation up to statutory limits. The Company made a contribution for 2012 of approximately $28,000 during the year ended December 31, 2013. The Company has not made a contribution for 2013.

11. Management and Advisory Services

The Company had entered into an agreement whereby parties related to the general partner provided assistance in allocating and managing the Company's capital. These parties were compensated based on agreements that were in place between the Company and the parties providing the service. Approximately $5.1 million was expensed by the Company in connection with this agreement for the period from January 1, 2013 to April 30, 2013, when the agreement was terminated.

12. Subsequent Events

The Company has evaluated subsequent events through February 20, 2014, the date the financial statements were available for issuance.

****

The Company's Statement of Financial Condition as of December 31, 2013 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditors' Report

To the Partners of
Shelby Cullom Davis & Co., L.P.

We have audited the accompanying statement of financial condition of Shelby Cullom Davis & Co., L.P. (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Shelby Cullom Davis & Co., L.P. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

February 20, 2014
Woodbury, NY